

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 16, 2008

Mr. John A. Bryant
Executive Vice President and
Chief Financial Officer
Kellogg Company
One Kellogg Square
Battle Creek, MI 49017-3534

   Re: **Kellogg Company**
      Form 10-K for Fiscal Year Ended December 29, 2007
      Filed February 25, 2008
      Schedule 14A Definitive Proxy Statement
      Filed March 5, 2008
      Form 10-Q for Quarterly Period Ended March 29, 2008
      Filed May 7, 2008
      Response Letter Dated May 23, 2008
      File No. 001-04171

Dear Mr. Bryant:

   We have reviewed your response letter and quarterly report and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 14A filed March 5, 2008

1. We note your response to prior comment 4 and reissue the comment. You note that it is your belief that the comment was responded to and resolved during the staff's review of the 2007 proxy statement. We refer you to the letter we sent to you on February 25, 2008. We noted that we could not agree or disagree with your conclusion that you had an appropriate competitive harm basis to omit the targets based on the information you had provided us. We further stated that you remained responsible for the adequacy and accuracy of the disclosure in your filings. Accordingly, given that the staff could not determine whether you could

omit the targets, we are requesting that you provide us with an explanation of why you believe that you can disclose the targets on the basis of competitive harm.

2.   We note your response to prior comment 5. Please incorporate in future filings the description of the "pre-established grant guidelines calibrated to competitive standards and approved by the Compensation Committee under the LTIP" you provided in your response. Also, if correct, clarify that the guidelines are not applicable to the named executive officers.

Form 10-Q for the Quarterly Period Ended March 29, 2008

Note 11 – Fair Value Measurements, page 15

3.   We note your disclosure of over-the-counter commodity and currency contracts which you have classified as Level 2 financial assets and liabilities pursuant to FAS 157. Please expand your disclosure to include the valuation technique(s) used to measure the fair value of these assets and liabilities and a discussion of changes in valuation techniques, if any, from the prior period. Refer to paragraphs 32.e, 39 and A33 of FAS 157.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact James Giugliano at (202) 551-3319, Kimberly L. Calder at (202) 551-3701 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3745 with any other questions.

                                            Sincerely,

                                            H. Roger Schwall
                                            Assistant Director